SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to
Schedule TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SOLECTRON CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

7.25% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS

(Title of Class of Securities)

834182206
(CUSIP Number of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
SOLECTRON CORPORATION
847 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:
Daniel J. Weiser, Esq.
Alexander E. Kolar, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$686,983,000	$87,041

*	Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934 and based on the product of (i) $16.435, the average high and low prices of the 7.25% Adjustable Conversion-Rate Equity Security Units (the “units”) as reported on the New York Stock Exchange as of April 7, 2004 and (ii) 41,800,000, the maximum number of units to be received in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$87,041	Filing Party:	Solectron Corporation

	Form or Registration No.:	5-41005	Date Filed:	April 8, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     Solectron Corporation, a Delaware corporation (the “Company”), hereby amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on April 8, 2004 and amended on April 13, 2004 and April 23, 2004, in connection with its offer to exchange up to a maximum of 41,800,000 of its outstanding 7.25% Adjustable Conversion-Rate Equity Security Units (the “Equity Security Units”) issued in December 2001 for shares of its common stock, par value $0.001 per share (“Common Stock”), and cash upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum, dated April 8, 2004 (the “Offering Memorandum”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, constitute the “Early Settlement Offer”). For each Equity Security Unit, the Company will deliver (1) 2.5484 shares of Common Stock and (2) cash in the amount of $1.97, all as further described in the Offering Memorandum. A purchase contract for the Company’s shares of Common Stock is a component of each of the Equity Security Units, and the Company is conducting this offering for the Equity Security Units as a means of effecting early settlement of the embedded purchase contracts and the early retirement of the debentures that are currently pledged to secure settlement of the embedded purchase contracts on November 15, 2004. The Early Settlement Offer expired at midnight, New York City time, on Wednesday, May 5, 2004.

     The information in the Early Settlement Offer, including all schedules and annexes thereto, is incorporated by reference in answer to all the items of this Schedule TO, except as otherwise set forth below.

     Except as set forth below, the information contained in the original Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule TO.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The Early Settlement Offer expired at 12:00 midnight, New York City time, on Wednesday, May 5, 2004. Based on a preliminary count, we have been advised by the exchange agent that 41,429,202 of the outstanding equity security units (including 2,702,254 equity security units delivered pursuant to guaranteed deliveries), or approximately 94% of the total units outstanding, were validly tendered and not withdrawn in the Early Settlement Offer. In accordance with the terms of the Early Settlement Offer, we have accepted for exchange all of the validly tendered equity security units at a purchase price per unit of 2.5484 shares of our common stock and cash in the amount of $1.97. On May 6, 2004, we issued a press release announcing the preliminary results of the Early Settlement Offer. A copy of this press release is filed as Exhibit (a)(5)(c) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offering Memorandum dated April 8, 2004.*

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants. *

(a)(1)(E)	Letter to Clients. *

(a)(1)(F)	Letter to Holders. *

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(a)	Press Release issued by Solectron Corporation, dated April 8, 2004. *

(a)(5)(b)	Tombstone Advertisement, appearing in the Wall Street Journal April 12, 2004. *

(a)(5)(c)	Press Release issued by Solectron Corporation regarding preliminary results of the early settlement offer, dated May 6, 2004.

(b)	None.

(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust

Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLECTRON CORPORATION

Dated: May 6, 2004	By:	/s/ Perry Hayes

		Name:	Perry Hayes
		Title:	Treasurer and Vice President of Investor Relations

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Memorandum dated April 8, 2004. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants. *
(a)(1)(E)	Letter to Clients. *
(a)(1)(F)	Letter to Holders. *
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9. *
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(a)	Press Release issued by Solectron Corporation, dated April 8, 2004. *
(a)(5)(b)	Tombstone Advertisement, appearing in the Wall Street Journal April 12, 2004. *
(a)(5)(c)	Press Release issued by Solectron Corporation regarding preliminary results of the early settlement offer, dated May 6, 2004.
(b)	None.
(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002. *
(g)	None.
(h)	None.

*	Previously filed.